SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*


                     SHOWBIZ PIZZA TIME, INC.
                         (Name of Issuer)


        CLASS A PREFERRED STOCK, par value $60.00 per share
                  (Title of Class of Securities)

                            825 388200
                          (CUSIP Number)

                                          Peter R. Haje, General Counsel
                                          Time Warner Inc.
                                          75 Rockefeller Plaza
                       New York, New York 10019   (212) 484-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          October 10, 1996
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .


Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                    SCHEDULE 13D


CUSIP No. 825 388200
Page    2   of   25   Pages


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Time Warner Inc.
IRS No. 13-3527249


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     a/ /
                                                                         b/ /



3  SEC USE ONLY



4  SOURCE OF FUNDS*

   Not Applicable (See Item 3)


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /
    PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF  SHARES BENEFICIALLY OWNED BY EACH REPORTING  PERSON WITH

  7 SOLE VOTING POWER




  8 SHARED VOTING POWER

    16,011 (See Item 5)


  9 SOLE DISPOSITIVE POWER



 10 SHARED DISPOSITIVE POWER

    16,011 (See Item 5)


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

    16,011


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
    (11) EXCLUDES CERTAIN SHARES*



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Approximately 32.3%


14  TYPE OF REPORTING PERSON*
    CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D


CUSIP No. 825 388200
Page   3   of   25   Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Time Warner Companies, Inc.
   IRS. No. 13-1388520


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 a/ /
                                                                     b/ /



3  SEC USE ONLY



4  SOURCE OF FUNDS*
   Not Applicable


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             /   /
   PURSUANT TO ITEMS 2(d) or 2(e)



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7 SOLE VOTING POWER




  8 SHARED VOTING POWER

    16,011 (See Item 5)



  9 SOLE DISPOSITIVE POWER




 10 SHARED DISPOSITIVE POWER

    16,011 (See Item 5)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
   16,011


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
   (11) EXCLUDES CERTAIN SHARES*                      /   /



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 32.3%


14 TYPE OF REPORTING PERSON*
   CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D


CUSIP No. 825 388200
Page   4   of   25   Pages


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Warner Communications Inc.
  IRS. No. 13-2696809


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               a/ /
                                                                  b/ /



3 SEC USE ONLY



4 SOURCE OF FUNDS*
  Not Applicable


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         / /
  PURSUANT TO ITEMS 2(d) or 2(e)



6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7 SOLE VOTING POWER




  8 SHARED VOTING POWER

    16,011 (See Item 5)



  9 SOLE DISPOSITIVE POWER




 10 SHARED DISPOSITIVE POWER

    16,011 (See Item 5)


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    16,011


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
   (11) EXCLUDES CERTAIN SHARES*                                       / /



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 32.3%


14 TYPE OF REPORTING PERSON*
   CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D


CUSIP No. 825 388200
Page   5   of   25   Pages


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  TWI Ventures Ltd.
  IRS No. 51-0342126


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 a/ /
                                                                    b/ /



3 SEC USE ONLY



4 SOURCE OF FUNDS*

  Not Applicable


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /
  PURSUANT TO ITEMS 2(d) or 2(e)



6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7 SOLE VOTING POWER




  8 SHARED VOTING POWER

    16,011 (See Item 5)



  9 SOLE DISPOSITIVE POWER




 10  SHARED DISPOSITIVE POWER

     16,011 (See Item 5)


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     16,011


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                                 / /



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 32.3%


14   TYPE OF REPORTING PERSON*
     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          Time Warner Inc. (formerly named TW Inc.), a
Delaware corporation, and its wholly owned subsidiaries, Time Warner Companies, Inc. (formerly named Time Warner Inc.), a Delaware corporation ("Old Time Warner"), Warner Communications Inc., a Delaware corporation ("WCI") and TWI Ventures Ltd., a Delaware corporation ("TWI Ltd.") (collectively, the "Reporting Persons"), hereby amend and restate in its entirety the Schedule 13D relating to the Class A Preferred Stock ("Showbiz Preferred Stock") of Showbiz Pizza Time, Inc. ("Showbiz") as required by Rule 101(a)(2)(ii) of Regulation S-T. Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file one statement with respect to their ownership of Showbiz Preferred Stock.
The joint Schedule 13D of the Reporting Persons, as amended and restated, is hereinafter referred to as the "Statement".
          The Statement is being filed solely to reflect the combination
(the "Holding Company Transaction") on October 10, 1996 of Old Time Warner and Turner Broadcasting System, Inc. ("TBS"), in connection with which (1) each of Old Time Warner and TBS became a wholly owned subsidiary of a new holding company now named Time Warner Inc. ("Time Warner"), (2) Old Time Warner changed its name to Time Warner Companies, Inc. and (3) Time Warner became the ultimate beneficial owner of the Showbiz Preferred Stock held of record by TWI Ltd., an indirect wholly-owned subsidiary of Time Warner.
Item 1.   Security and Issuer.
          This Statement relates to the Class A Preferred Stock, par value $60.00 per share ("Showbiz Preferred Stock"), of Showbiz Pizza Time, Inc. (the "Issuer" or Showbiz"), a Kansas corporation, whose principal executive offices are located at 4441 West Airport Freeway, Irving, Texas 75062.
Item 2.   Identity and Background.
          This Statement is being filed by Time Warner Inc. ("Time
Warner"), a Delaware corporation, having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019, Time Warner Companies, Inc. ("Old Time Warner "), a Delaware corporation, having its principal executive offices at 75 Rockefeller Plaza, New York, NY 10019, Warner Communications Inc. ("WCI"), a Delaware corporation, having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019 and TWI Ventures Ltd.
("TWI Ltd."), a Delaware corporation, having its principal office at 3514
Silverside Road, Suite 11, Wilmington, DE 19810.   Old Time Warner is a
direct wholly owned subsidiary of Time Warner; WCI is a direct wholly-owned subsidiary of Old Time Warner and TWI Ltd. is a direct wholly-owned subsidiary of WCI.
          Time Warner is a holding company engaged in the media and entertainment business. Its businesses are carried on in four fundamental areas: Entertainment, consisting principally of interests in recorded music and music publishing, filmed entertainment, broadcasting and theme parks; Cable Networks, consisting principally of interests in cable television programming; Publishing, consisting principally of interests in magazine publishing, book publishing and direct marketing; and Cable, consisting principally of interests in cable television systems. Substantially all of Time Warner's interests in filmed entertainment, broadcasting, theme parks, most of its interests in cable television systems and a substantial portion of its interests in cable television programming are held through Time
Warner Entertainment Company, L.P. ("TWE"), a Delaware limited partnership in which Time Warner has a majority interest.
     Old Time Warner is a holding company with the same interests in magazine and book publishing, recorded music and music publishing, filmed entertainment, cable systems and cable networks as Time Warner, except that it does not have an ownership interest in the businesses conducted by TBS. The business of WCI (other than its interests in TWE) primarily consists of substantially all of the recorded music and music publishing businesses of Time Warner conducted under the umbrella name of Warner Music Group. TWI Ltd. is a subsidiary of WCI and holds a portfolio of investments.
          The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Persons is set forth in Annexes A, B, C and D hereto and is incorporated herein by reference.
          None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Annexes A, B , C or D hereto has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such corporation or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
          Each of the persons listed in Annexes A, B, C, and D hereto is a United States citizen.
Item 3.   Source and Amount of Funds or Other Consideration.
          In 1984, Atari Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of WCI ("Holdings"), was a major creditor in the bankruptcy proceeding of Pizza Time Theater, Inc. ("Pizza Time"). Subsequently, in April 1985 Holdings entered into a court approved settlement agreement with Pizza Time. In May 1985, Showbiz purchased substantially all of the operating assets of Pizza Time, which was then a debtor in possession under Chapter 11 of the United States Bankruptcy Code. In connection therewith, pursuant to the court approved Plan of Reorganization, Showbiz issued 4,000,000 shares of Showbiz Common Stock and 500,000 shares of Showbiz Preferred Stock to the creditors of Pizza Time.
As a result, Holdings, an unsecured creditor of Pizza Time, received 121,551 shares of Showbiz Common Stock and 16,011 shares of Showbiz Preferred Stock.
          In mid-1986, Showbiz consummated a restructuring plan that included the exchange of Showbiz Preferred Stock for new 8% Debentures of Showbiz (the "Showbiz Debentures"), to which more than 90% of the holders of Showbiz Preferred Stock responded.
          In October 1989, Holdings sold the 12,551 shares of Showbiz
Common Stock it held (as adjusted by a reverse stock split) for an aggregate sales price of $138,645 in open market transactions.
          On July 24, 1989, pursuant to a tender offer, Old Time Warner acquired a majority of the outstanding shares of WCI. To finance the tender offer, Old Time Warner incurred approximately $7 billion of indebtedness (which has since been refinanced). On January 10, 1990, a wholly-owned subsidiary of Old Time Warner merged with and into WCI, which thereby became a wholly-owned subsidiary of Old Time Warner.
          On June 26, 1992, Holdings was merged with and into WCI.  On
June 21, 1994, WCI transferred the shares of Showbiz Preferred Stock it held to TWI Ltd., its wholly owned subsidiary, as more fully described in Item 4 below.
          On October 10, 1996, the Holding Company Transaction was consummated pursuant to an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") dated as of September 22, 1995, as amended, between Old Time Warner, Time Warner, Time Warner Acquisition Corp., formerly a Delaware corporation and a wholly owned subsidiary of Time Warner ("Delaware Sub"), TW Acquisition Corp., formerly a Georgia corporation and a wholly owned subsidiary of Time Warner ("Georgia Sub"), and TBS, whereby among other things: (a) Delaware Sub was merged into Old Time Warner, (b) each outstanding share of Common Stock, par value $1.00 per share, of Old Time Warner, other than shares held directly or indirectly by Old Time Warner, was converted into one share of Common Stock, par value $.01 per share, of Time Warner, (c) Georgia Sub was merged into TBS, (d) the outstanding capital stock of TBS, other than shares held directly or indirectly by Old Time Warner or Time Warner or in the treasury of TBS, was converted into the right to receive Time Warner's Common Stock, (e) each of Old Time Warner and TBS became a wholly owned subsidiary of Time Warner and (f) Time Warner was renamed "Time Warner Inc."
          As a result of the Holding Company Transaction, Time Warner became the ultimate beneficial owner of the Showbiz Preferred Stock.
Item 4.   Purpose of Transaction.
          As described in Item 3 above, Holdings acquired its Showbiz
Common Stock and Showbiz Preferred Stock as a result of being a creditor in the Pizza Time bankruptcy proceeding.
          On June 26, 1992, Holdings was merged with and into WCI. Subsequently, on June 21, 1994, the Showbiz Preferred Stock previously held by WCI, as successor-by-merger to Holdings, was transferred by WCI to its wholly-owned subsidiary TWI Ltd. in connection with WCI's decision to transfer the ownership of certain portfolio investments to a Delaware corporation. The shares of Showbiz Preferred Stock currently registered in the name of TWI Ltd. and beneficially owned by Time Warner, Old Time Warner and WCI are held for investment.
          As described in Item 3 above, Time Warner became the ultimate beneficial owner of the Showbiz Preferred Stock as a result of the consummation of the Holding Company Transaction.
          Time Warner, Old Time Warner, WCI and TWI Ltd. intend to review and evaluate their investment in Showbiz from time to time. On the basis of such review and evaluation, Time Warner, Old Time Warner, WCI and TWI Ltd. may acquire additional Showbiz securities from time to time in market transactions or otherwise or may dispose of some or all of their holdings of Showbiz securities from time to time in market transactions or otherwise.
          Other than as described above, none of Time Warner, Old Time Warner, WCI or TWI Ltd. have any current plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of Showbiz; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Showbiz or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of Showbiz or any of its subsidiaries; (iv) any change in the present board of directors or management of Showbiz, including any current plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of Showbiz; (v) any material change in the present capitalization or dividend policy of Showbiz; (vi) any other material change in Showbiz's business or corporate structure; (vii) changes in Showbiz's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Showbiz by any person;
(viii) causing a class of securities of Showbiz to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of Showbiz to become eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence.
Item 5.   Interest in Securities of the Issuer.
          In August 1986, Showbiz notified all of its stockholders that holders of approximately 450,407 shares of Showbiz Preferred Stock (or 90% of such holders) responded favorably to the exchange offer for the Showbiz Debentures (described in Item 3 above), substantially decreasing the number of outstanding shares of Showbiz Preferred Stock. As a result, the 16,011 shares of Showbiz Preferred Stock held by Holdings that had previously constituted 3.6% of the outstanding Showbiz Preferred Stock represented
32.3% of the outstanding Showbiz Preferred Stock upon completion of the exchange offer.
          In addition, on October 19, 1988, Showbiz effected a one-for-ten reverse stock split of Showbiz Common Stock thereby further reducing the number of outstanding shares of Showbiz. As reported in Item 3, in October 1989, the Reporting Persons' interest in Showbiz Common Stock was sold.
          On July 24, 1989, pursuant to a tender offer, Old Time Warner acquired a majority of the outstanding shares of common stock of WCI. On January 10, 1990, a wholly-owned subsidiary of Old Time Warner merged with and into WCI, which thereby became a wholly-owned subsidiary of Old Time Warner. As a result, Old Time Warner acquired beneficial ownership of the Showbiz securities beneficially owned by WCI.
          On October 10, 1996, in connection with the Holding Company Transaction described in Item 3 above, Old Time Warner became a direct wholly owned subsidiary of Time Warner. Time Warner, Old Time Warner and
WCI may be deemed to have shared power to direct the voting and disposition of the 16,011 shares of Showbiz Preferred Stock registered in the name of TWI Ltd.
          As of October 18, 1996, there were outstanding 49,570 shares of Showbiz Preferred Stock. In accordance with the provisions of Rule 13d-3(d)
(1)(i) under the Act, the 16,011 shares of Showbiz Preferred Stock registered in the name of TWI Ltd. and deemed to be beneficially owned by Time Warner, Old Time Warner and WCI, represent approximately 32.3% of the outstanding shares of Showbiz Preferred Stock.
          Except as described above, none of Time Warner, Old Time Warner, WCI or TWI Ltd. is aware of any beneficial ownership of, or any transaction within 60 days before the filing of this Statement in, any shares of Showbiz Preferred Stock by Time Warner, Old Time Warner, WCI, TWI Ltd. or any person listed in Annexes A, B , C or D hereto.
          Items (d) and (e) are not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          There are no contracts, arrangements, understandings or relationships (legal or otherwise) on the part of Time Warner, Old Time Warner, WCI or TWI Ltd., or, to the best of each of their knowledge, on the part of their respective executive officers or directors or between such persons and any persons with respect to the securities of Showbiz.
Item 7.   Material to be filed as Exhibits
               (A single asterisk denotes that the document has been previously filed.)

Exhibit A*     Joint Filing Agreement between WCI and Holdings.



Exhibit B**    Amended and Restated Agreement and Plan of Merger (the
               "Merger Agreement"), dated as of September 22, 1995, as amended, among Old Time Warner, Time Warner, Delaware Sub,
               Georgia Sub and TBS (incorporated by reference to Appendixes A-1(a) and A-1(b) to the Joint Proxy
               Statement/Prospectus dated September 6, 1996, included as part of the Registration Statement on Form S-4
               (Registration No. 333-11741) of Time Warner filed with the
               Securities and Exchange Commission on September 6, 1996).

Exhibit C Joint Filing Agreement among Time Warner, Old Time Warner, WCI and TWI Ltd.



** Incorporated by reference


                            SIGNATURE


          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:   October 21, 1996
                                   TIME WARNER INC.

                                   BY: /s/ Thomas W. McEnerney
                                         Name:  Thomas W. McEnerney
                                         Title: Vice President


                                   TIME WARNER COMPANIES, INC.

                                   BY: /s/ Thomas W. McEnerney
                                         Name:  Thomas W. McEnerney
                                         Title: Vice President


                                   WARNER COMMUNICATIONS INC.

                                   BY: /s/ Thomas W. McEnerney
                                         Name: Thomas W. McEnerney
                                         Title:  Vice President


                                   TWI VENTURES LTD.

                                   BY: /s/ Spencer B. Hays
                                         Name: Spencer B. Hays
                                          Title: Vice President

                                                        EXHIBIT C


                      JOINT FILING AGREEMENT


          Time Warner Inc., Time Warner Companies, Inc., Warner Communications Inc. and TWI Ventures Ltd., each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934 (the "Act"), as amended, that the Amended and Restated Statement on Schedule 13D filed herewith, and any amendments thereto, relating to the shares of Preferred Stock, par value $60.00 per share, of Showbiz Pizza Time, Inc., is, and will be, filed jointly on behalf of each such person.

Dated: October 21, 1996                 TIME WARNER INC.

                                   BY: /s/ Thomas W. McEnerney
                                         Name: Thomas W. McEnerney
                                         Title: Vice President

                                     TIME WARNER COMPANIES, INC.

                                   BY: /s/ Thomas W. McEnerney
                                         Name: Thomas W. McEnerney
                                         Title: Vice President

                                   WARNER COMMUNICATIONS INC.

                                   BY: /s/ Thomas W. McEnerney
                                         Name: Thomas W. McEnerney
                                         Title: Vice President

                                   TWI VENTURES LTD.

                                   BY: /s/ Spencer B. Hays

                                         Name: Spencer B. Hayes
                                         Title: Vice President
                             ANNEX A

     The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Time Warner, each person is a citizen of the United States of America.

                                        Principal Occupation or
Name                Office              Employment and Address

Merv Adelson        Director            Chairman, East-West
                                        Capital Associates
                                        10100 Santa Monica Blvd.
                                        Los Angeles, CA  90067
                                        (private investment
                                         company)

Timothy A.           Senior Vice        Senior Vice President,
Boggs                President          Time Warner
                                        800 Connecticut Ave.,
                                        NW, Suite 800
                                        Washington, DC 20006

Richard J.          Senior Vice         Senior Vice President
Bressler            President and       and Chief Financial
                    Chief Financial     Officer, Time Warner*
                    Officer

Lawrence B.         Director            Partner,
Buttenwieser                            Rosenman & Colin
                                        575 Madison Avenue
                                        New York, NY  10022
                                        (attorney)



*The business address of Time Warner, Old Time Warner and WCI is 75
 Rockefeller Plaza, New York, NY 10019

                                        Principal Occupation or
Name                Office              Employment and Address

Beverly Sills       Director            Chairman-Lincoln Center
Greenough                               for the Performing Arts
                                        211 Central Park West
                                        New York, NY 10024
                                        (entertainment)

Peter R. Haje       Executive Vice      Executive Vice
                    President,          President, Secretary
                    Secretary and       and General Counsel,
                    General Counsel     Time Warner*

Carla A. Hills      Director            Chairman and Chief
                                        Executive Officer
                                        Hills & Company
                                        1200 19th Street, NW
                                        Washington, DC 20036
                                        (international trade
                                         consultants)

Tod R. Hullin       Senior Vice         Senior Vice President,
                    President           Time Warner*

David T. Kearns     Director            Retired Chairman and Chief
                                        Executive Officer of Xerox
                                        Corporation
                                        (business equipment)
                                        100 First Stamford Place
                                        Stamford, CT 06904-2340

Gerald M. Levin     Director,           Chairman and Chief
                    Chairman and        Executive Officer,
                    Chief Executive     Time Warner*
                    Officer

Philip R.           Senior Vice         Senior Vice President,
Lochner, Jr.        President           Time Warner*


*The business address of Time Warner, Old Time Warner and WCI is 75 Rockefeller Plaza, New York, NY 10019


                                        Principal Occupation or
Name                    Office          Employment and Address

Reuben Mark              Director       Chairman and Chief
                                        Executive Officer
                                        Colgate-Palmolive
                                        Company
                                        300 Park Avenue
                                        New York, NY 10022
                                        (consumer products)

Michael A. Miles         Director       Former Chairman and
                                        Chief Executive Officer
                                        of Philip Morris
                                        Companies Inc., Director
                                        of Sears Roebuck & Co.,
                                        Dean Witter, Discover & Co.
                                        Three Lakes Drive
                                        Northfield, IL 60093

J. Richard          Director            Advisor to and Former Co-
Munro                                   Chairman & Co-CEO,
                                        Time Warner
                                        300 First Stamford Place
                                        Stamford, CT 06902

Richard D.          Director            Director and President,
Parsons             and President       Time Warner*


Donald S.           Director            Director of Various
Perkins                                 Companies
                                        21 South Clark St.
                                        Suite 2530
                                        One First National Plaza
                                        Chicago, IL  60603




*The business address of Time Warner, Old Time Warner and WCI is 75 Rockefeller Plaza, New York, NY 10019

                                        Principal Occupation or
Name                Office              Employment and Address

Robert E.           Director and        Vice Chairman of Time
Turner              Vice Chairman       Warner*, Chairman and
                                        President of TBS
                                        One CNN Center
                                        Atlanta, GA 30303

Raymond S.          Director            Financial Consultant and
Troubh                                  Director of Various
                                           Companies
                                        10 Rockefeller Plaza
                                        New York, NY  10020
                                        (financial consultant)

Francis T.          Director            Chairman of
Vincent, Jr.                            Vincent Enterprises
                                        (private investor),
                                        and Director of Various
                                        Companies
                                        300 First Stamford Place
                                        Stamford, CT 06902












*The business address of Time Warner, Old Time Warner and WCI is 75 Rockefeller Plaza, New York, NY 10019

                                   ANNEX B

     The following is a list of the directors and executive officers of Time Warner Companies, Inc. ("Old Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Old Time Warner, each person is a citizen of the United States of America.

                                        Principal Occupation or
Name                Office              Employment and Address

Richard J.          Director and             Senior Vice President
Bressler            Senior Vice              and Chief Financial
                    President and            Officer, Time Warner*
                    Chief Financial
                    Officer

Peter R. Haje       Director and             Executive Vice
                    Executive Vice           President, Secretary
                    President, Secretary     and General Counsel,
                    and General Counsel      Time Warner*

Tod R. Hullin       Director and             Senior Vice President,
                    Senior Vice President    Time Warner*

Gerald M.           Chairman and Chief       Chairman and Chief
Levin               Executive Officer        Executive Officer,
                                             Time Warner*

Timothy A. Boggs    Senior Vice              Senior Vice President,
                    President                Time Warner
                                             800 Connecticut Avenue, N.W.
                                             Suite 800
                                             Washington, D.C.  20006

Philip R.           Senior Vice              Senior Vice President,
Lochner Jr.         President                Time Warner*

Richard D.          President                Director and President,
Parsons                                      Time Warner*


*The business address of Time Warner, Old Time Warner and WCI is 75 Rockefeller Plaza, New York, NY 10019

                                   ANNEX C


     The following is a list of the directors and executive officers of Warner Communications, Inc. ("WCI"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of WCI, each person is a citizen of the United States of America.

                                        Principal Occupation or
Name                Office              Employment and Address

Richard J.          Director and        Senior Vice President
Bressler            Senior Vice         and Chief Financial
                    President and       Officer, Time Warner*
                    Chief Financial
                    Officer

Peter R. Haje       Director and        Executive Vice
                    Executive Vice      President, Secretary
                    President           and General Counsel,
                                        Time Warner*

Tod R. Hullin       Director and        Senior Vice President,
                    Senior Vice              Time Warner*
                    President

Gerald M.           Chairman and Chief  Chairman and Chief
Levin               Executive Officer   Executive Officer,
                                        Time Warner*

Philip R.           Senior Vice         Senior Vice President,
Lochner Jr.         President           Time Warner*

Richard D.          Director            President,
Parsons             and Office of       Time Warner*
                    the President


*The business address of Time Warner, Old Time Warner and WCI is 75 Rockefeller Plaza, New York, NY 10019
                                   ANNEX D

     The following is a list of the directors and executive officers of TWI Ventures Ltd ("TWI Ltd"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of TWI Ltd, each person is a citizen of the United States of America.

                                        Principal Occupation or
Name                Office              Employment and Address

Richard J.          Director and        Senior Vice President
Bressler            President           and Chief Financial
                                        Officer, Time Warner*

Spencer B. Hays     Director and        Vice President
                    Vice President      and Deputy General Counsel,
                                        Time Warner*

Stephen Kapner      Director, Vice      Assistant
                    President and       Treasurer,
                    Treasurer           Time Warner*

Margaret Pulgini    Director,           Assistant Vice President
                    Vice President      Wilmington Trust Co.
                    And Secretary       Rodney Square North
                                        Wilmington, DE 19801

James Tamucci       Director,           Tax Executive Director,
                    Vice President and  Time Warner
                    Treasurer           1271 Avenue of the Americas
                                        New York, NY 10020


*The business address of Time Warner, Old Time Warner and WCI is 75 Rockefeller Plaza, New York, NY 10019